UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-42133

Rectitude Holdings Ltd

(Translation of registrant’s name into English)

35 Tampines Industrial Avenue 5

T5@Tampines

Singapore 528627

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Entry into Acquisition Agreements

Acquisition of MR.BUTLER PTE. LTD.

On October 12, 2026, Rectitude Pte. Ltd. (“Rectitude Singapore”), a subsidiary of Rectitude Holdings Ltd (the “Company”), entered into a share purchase agreement (the “Share Purchase Agreement”) with MR.BUTLER PTE. LTD., a Singapore company (“Mr. Butler”), and its shareholders (the “Sellers”), pursuant to which Rectitude Singapore agreed to acquire all of the issued shares of Mr. Butler (the “Butler Acquisition”). Mr. Butler’s business comprises personal service activities and the repair of household goods.

The consideration for the Butler Acquisition consists of 800,000 new Class A ordinary shares of the Company, at an agreed contractual issue value of US$1.00 per share, representing an aggregate agreed consideration value of US$800,000, subject to the adjustments provided in the Share Purchase Agreement. A portion of the consideration shares, in a percentage to be separately agreed by the parties, will remain unissued as a contractual holdback. The remaining holdback shares are generally issuable within ten business days after the date falling six months after completion, subject to retention for unresolved claims in accordance with the Share Purchase Agreement. The issued consideration shares will be subject to a one-year lock-up following completion, subject to the exceptions specified in the Share Purchase Agreement. No registration rights are granted in respect of the consideration shares.

Completion of the Butler Acquisition is subject to the satisfaction or permissible waiver of specified conditions, including satisfactory due diligence, receipt of required approvals and material contractual consents, release of specified encumbrances, accuracy of the Sellers’ warranties, performance of their material obligations and the absence of a material adverse change. Completion is to occur on the fifth business day following satisfaction or waiver of the applicable conditions, or another agreed date. The Share Purchase Agreement provides for termination rights, including where the applicable conditions have not been satisfied or validly waived by November 30, 2026, subject to its terms. Upon completion, Mr. Butler will become a wholly owned subsidiary of Rectitude Singapore.

A copy of the Share Purchase Agreement is attached hereto as Exhibit 10.1 and is incorporated herein by reference. The foregoing summary does not purport to be a complete statement of the rights and obligations of the parties or the transactions contemplated thereby and is qualified in its entirety by reference to the full text of such exhibit.

Business Migration Agreements with G & L Hardware Marketing Pte. Ltd. and INOS Pte. Ltd.

On October 17, 2026, the Company and Rectitude Singapore entered into separate business migration agreements with G & L Hardware Marketing Pte. Ltd. (“G & L”) and INOS Pte. Ltd. (“INOS”), respectively (each, a “Business Migration Agreement” and collectively, the “Business Migration Agreements”). Pursuant to each Business Migration Agreement, the applicable seller agreed to transfer to Rectitude Singapore specified customer relationships and customer contracts, together with related intellectual property and lawfully transferable customer data and rights (each, a “Business Migration”).

The transferred intellectual property includes intellectual property owned by the applicable seller and used in, developed for or exclusively relating to the relevant migrated business, including applicable trade names, trademarks, domains, websites, software, customer lists, know-how and associated goodwill. Transfers of customer contracts are subject to required customer consents and separate novations or assignments where required. Rectitude Singapore will assume only the post-transfer performance obligations expressly identified in the applicable novations. Each seller is required to provide reasonable transition assistance for 90 days following closing.

As consideration for each Business Migration, the Company agreed to issue 500,000 ordinary shares, par value US$0.001 each, to the applicable seller at closing, representing an aggregate of 1,000,000 ordinary shares under the two Business Migration Agreements. The number of shares was negotiated by the parties and does not constitute a representation as to the shares’ market value, the value of the migrated business or the value attributable to the transaction for accounting purposes. The consideration shares will be subject to a one-year lock-up following closing, subject to the exceptions specified in the applicable Business Migration Agreement. No registration rights are granted under the Business Migration Agreements unless separately agreed in an executed agreement.

Closing of each Business Migration is scheduled for November 1, 2026, or another date agreed in writing, subject to satisfaction or permissible waiver of the applicable conditions. These include required corporate, third-party and regulatory approvals and consents, material customer novations and intellectual property assignments, applicable Nasdaq procedures, confirmation of a lawful share issuance, the absence of an injunction prohibiting the transaction and the continued accuracy of the parties’ representations in all material respects. Each Business Migration Agreement provides for termination if closing has not occurred by November 30, 2026, unless the terminating party’s material breach caused the delay.

Copies of the Business Migration Agreements with G & L and INOS are attached hereto as Exhibits 10.2 and 10.3, respectively, and are incorporated herein by reference. The foregoing summaries do not purport to be complete statements of the rights and obligations of the parties or the transactions contemplated thereby and are qualified in their entirety by reference to the full text of such exhibits.

In connection with the entry into the Share Purchase Agreement and the Business Migration Agreements, the Company issued a press release on October [--], 2026, a copy of which is furnished as Exhibit 99.1 to this report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Share Purchase Agreement dated October 12, 2026, between Rectitude Pte. Ltd. and Mr. Butler Pte. Ltd.
10.2	Business Migration Agreement dated October 17, 2026, between Rectitude Pte. Ltd. and G & L Hardware Marketing Pte. Ltd.
10.3	Business Migration Agreement dated October 17, 2026, between Rectitude Pte. Ltd. and INOS Pte. Ltd.
99.1	Press Release dated November 2, 2026, titled “Rectitude Holdings Ltd. Announces Acquisition of MR. BUTLER PTE. LTD. and Executes Business Migration Agreements with INOS and G & L”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rectitude Holdings Ltd

Date: November 2, 2026	By:	/s/ Zhang Jian
	Name:	Zhang Jian
	Title:	Chairman of the Board of Directors and Chief Executive Officer

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